Exhibit 77C

Advantage  Municipal Income Trust II (VKI)

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001 where shareholders voted on the election of trustees. With regards to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Fund 2,792 shares voted in his favor and 0 shares withheld. With regards to the election of Wayne Whalen as elected trustee by the common shareholders of the Fund 7,438,452 voted in his favor and 351,255 shares withheld. The other trustees whose terms did not expire in 2001 were: David Arch, Howard J Kerr, Richard F. Powers III, Theodore A. Myers and Hugo Sonnenschein.